May 25, 2005

Via Facsimile (540) 510-3050 and U.S. Mail

Hugh B. Wellons
LeClair Ryan Flippin Densmore
1800 First Union Tower
Drawer 1200
Roanoke, VA  24006

RE:	C & F Financial Corporation
      Schedule TO-I filed May 13, 2005
      File No. 005-50559

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Schedule TO-I
1. As discussed by telephone, we note that the offering materials are dated May 24, 2005 but were filed on May 13, 2005. We also note that you have provided the means to tender to security holders by providing a copy of the Letter of Transmittal on EDGAR. Because you have made available the means to tender, but have not yet disseminated the offering materials, the tender offer is deemed to have improperly commenced pursuant to Rule 13e-4(a)(4). Please confirm whether any security holders have tendered their securities prior to the mailing of the offering materials and whether the company`s agents were provided instructions on how to direct security holders to recover their securities and wait until they had received adequate disclosure materials before tendering again. For future reference, we refer you to Question I.I.2. in the Manual of Publicly
Available Telephone Interpretations dated July 2001 and available at our web site, www.sec.gov.
2. We note that the Schedule TO filed on May 13, 2005 contained some blanks. Please confirm that you will file the offering materials that are mailed to security holders under cover of Schedule TO-I/A.
3. Advise us what consideration you have given to the application of
Rule 13e-3 to this transaction.


Offer to Purchase

Procedure for Tendering Common Shares - Page 12
4. Please revise the language in the last paragraph of this section that states that you will return tendered and unpurchased shares "as promptly as practicable" after the expiration of the offer to state that you will return such shares "promptly," as required by Rule 13e-
4(f)(5). Please make a similar revision (both with respect to a return of shares and to the payment for tendered shares) in the sections "Withdrawal Rights," "Purchase of Shares and Payment of Purchase Price" and "Conditional Tender of Shares," and in instruction 5 in the letter of transmittal.

Withdrawal Rights - Page 14
5. You have indicated that security holders may withdraw their tendered securities at any time prior to the expiration date, including any extensions. Revise to disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offers may be withdrawn. See Rule 13e-4(f)(2)(ii).

Certain Conditions of the Offer - Page 16
6. Refer to the introductory language and the conditions in clauses
(a), (b) and (c) in this section of the offer. Each condition appears to be subject to your determination based on your sole judgment. Please revise here and throughout your offer materials to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.
7. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as "an ongoing right that may be asserted at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer.
Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make a similar revision in the section "Extension of this Offer Period."

Historical Financial Information; Additional Information - Page 21
8. Please delete the statement on page 23 that your periodic reports may be inspected and copied at the SEC`s New York Regional Office. Please note that our regional offices no longer provide such public reference services.
9. Please provide the ratio of earnings to fixed charges as pursuant by Item 1010(c)(4) of Regulation M-A.

Certain Pro Forma Financial Information - Page 23
10. Please include an adjustment column in your pro forma financial statements and explain the adjustments made.
11. We note that the entire amount of funds to be used to pay for the tendered shares appears to be adjusted from your assets while there is no apparent adjustment to your liabilities despite your disclosure that you may pay for shares by using funds from a line of credit with the Federal Home Loan Bank. Please reconcile this apparent discrepancy.
12. With respect to the table on page 25, please show the footnotes in the table, as applicable.

Federal Income Tax Consequences - Page 27
13. Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.
14. We note the subheading of your disclosure that sets forth "general" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Source and Amount of Funds - Page 19
15. With respect to the funds that you may borrow from the Federal Home Loan Bank, please provide the information required by Item 1007(d) of Regulation M-A. In addition, include the line of credit agreement as an exhibit to your Schedule TO-I as required by Item 1016(b) of Regulation M-A.

Schedule A
16. Because exercise of the options would give the option holders beneficial ownership of the stock underlying the options within the next sixty days, it appears the aggregate amount of securities disclosed as being owned in response to Item 1008 of Regulation M-A would need to be increased. Please revise this table to include the options described on page 26 and which are exercisable on June 21, 2005. Refer to Rule 13d-3(d)(1) for additional guidance with respect to the determination of beneficial ownership.



Exhibit (a)(5)(i)
17. Given our comment above regarding the commencement of your tender offer, the press release included in this exhibit appears to have been a preliminary communication. Please confirm that you understand your preliminary communication should have been filed under cover of
Schedule TO-C and that communications subsequent to or that otherwise amend the offer to purchase will appear under cover of Schedule TO-
T/A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Hugh B. Wellons
LeClair Ryan Flippin Densmore
May 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE